SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. __ )*

AXM PHARMA, INC. (Name of Issuer)

COMMON STOCK (Title of Class of Securities)

002457109 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Byrle Lerner
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

  5)    Sole Voting Power:

               6.44%[1]

________________________________________________________________

  6)    Shared Voting Power:

                0

________________________________________________________________

  7)    Sole Dispositive Power:

                6.44%[1]

________________________________________________________________

  8)    Shared Dispositive Power:

               0

1 This Schedule 13G filing includes (i) 1,065,300 shares of the Issuer’s Common Stock, and (ii) warrants to purchase 100,000 shares of the Issuer’s Common Stock; which shares, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Issuer’s Common Stock owned by the Reporting Person.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,165,300[1]
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11)	Percent of Class Represented by Amount in Row (9): 6.44%.

12)	Type of Reporting Person (See Instructions): IN

Item 1	(a).	Name of Issuer: AXM Pharma, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128.

Item 2	(a).	Name of Person Filing: Byrle Lerner

Item 2	(b).	Address of Principal Business Office or, if none, Residence: 2904 Via Campesina Palo Verdes Estates California 90274

Item 2	(c).	Citizenship: United States

Item 2	(d).	Title of Class of Securities: Common Stock, $0.001 par value.

Item 2	(e).	CUSIP Number: 002457109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser registered under section 203 of the Investment Advisors Act of 1940

(f)	☐	An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.

Item 4.	Ownership: The shares of the Issuer’s Common Stock reported hereby are owned directly by Byrle Lerner.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	/s/ Byrle Lerner
Byrle Lerner